Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following presentation was made available during an Analyst Day on June 4, 2021:

Global data and analytics For an increasingly complex and fast-moving world Spire Analyst Day PresentationGlobal data and analytics For an increasingly complex and fast-moving world Spire Analyst Day Presentation

DISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by Spire Global, NavSight Holdings, Inc. (“NavSight”) or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this presentation shall keep this presentation and its contents confidential, shall not use this presentation and its contents for any purpose other than as expressly authorized by Spire Global and NavSight and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing confidentiality requirements. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Spire Global and NavSight and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Spire Global, NavSight or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Spire Global nor NavSight has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Spire Global or the proposed business combination. Viewers of this presentation should each make their own evaluation of Spire Global and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This presentation is intended solely for the purposes of familiarizing prospective investors with the company. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent, or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. To the extent the terms of any potential transaction are included in this presentation, those terms are included for discussion purposes only. This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, expectations and timing related to product launches, potential benefits of the transaction and the potential success of Spire Global’s market and growth strategies, and expectations related to the terms and timing of the proposed business combination and related transactions. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Spire Global’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spire Global and NavSight. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of NavSight or Spire Global is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Spire Global; the effects of competition from existing and future competitors on Spire Global’s future business; technical or other difficulties with our ground stations or satellites; the ability of the company to cost-effectively acquire new customers or obtain renewals; our ability to obtain, protect or enforce our intellectual property and proprietary rights; our ability to comply with the wide range of laws and regulation, and obtain the necessary licenses, to which our business is subject; our ability to maintain our indebtedness and stay in compliance with our credit agreements; and the amount of redemption requests made by NavSight’s public stockholders; the ability of NavSight or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in NavSight’s Form 10-K/A and Form 10-Q filed on May 12, 2021 and May 24, 2021, respectively, under the heading “Risk Factors,” NavSight’s registration statement on Form S-4 (described below) under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor Spire Global presently know or that NavSight and Spire Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and Spire Global’s expectations, plans or forecasts of future events and views as of the date of this presentation. NavSight and Spire Global anticipate that subsequent events and developments will cause NavSight’s and Spire Global’s assessments to change. However, while NavSight and Spire Global may elect to update these forward-looking statements at some point in the future, NavSight and Spire Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and Spire Global’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 2DISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by Spire Global, NavSight Holdings, Inc. (“NavSight”) or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this presentation shall keep this presentation and its contents confidential, shall not use this presentation and its contents for any purpose other than as expressly authorized by Spire Global and NavSight and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing confidentiality requirements. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Spire Global and NavSight and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Spire Global, NavSight or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Spire Global nor NavSight has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Spire Global or the proposed business combination. Viewers of this presentation should each make their own evaluation of Spire Global and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This presentation is intended solely for the purposes of familiarizing prospective investors with the company. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent, or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. To the extent the terms of any potential transaction are included in this presentation, those terms are included for discussion purposes only. This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, expectations and timing related to product launches, potential benefits of the transaction and the potential success of Spire Global’s market and growth strategies, and expectations related to the terms and timing of the proposed business combination and related transactions. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Spire Global’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spire Global and NavSight. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of NavSight or Spire Global is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Spire Global; the effects of competition from existing and future competitors on Spire Global’s future business; technical or other difficulties with our ground stations or satellites; the ability of the company to cost-effectively acquire new customers or obtain renewals; our ability to obtain, protect or enforce our intellectual property and proprietary rights; our ability to comply with the wide range of laws and regulation, and obtain the necessary licenses, to which our business is subject; our ability to maintain our indebtedness and stay in compliance with our credit agreements; and the amount of redemption requests made by NavSight’s public stockholders; the ability of NavSight or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in NavSight’s Form 10-K/A and Form 10-Q filed on May 12, 2021 and May 24, 2021, respectively, under the heading “Risk Factors,” NavSight’s registration statement on Form S-4 (described below) under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor Spire Global presently know or that NavSight and Spire Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and Spire Global’s expectations, plans or forecasts of future events and views as of the date of this presentation. NavSight and Spire Global anticipate that subsequent events and developments will cause NavSight’s and Spire Global’s assessments to change. However, while NavSight and Spire Global may elect to update these forward-looking statements at some point in the future, NavSight and Spire Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and Spire Global’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 2

DISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation contains projected financial information with respect to Spire Global, namely [Annual Recurring Revenue Growth, Customer Net Revenue Retention, Annual Recurring Revenue, Solution Customers, Average Annual Recurring Revenue per Solution Customer, Customer Net Retention Rate, Time to Payback Customer Acquisition Cost, Average ACV Bookings per Salesperson, Non-GAAP Gross Margin, Gross Profit and Gross Profit Margin, Free Cash Flow Conversion, Total Addressable Market, Average Sales Price Growth, Adjusted EBITDA, and others.] Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of NavSight nor the independent registered public accounting firm of Spire Global, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. This presentation contains trademarks, service marks, trade names and copyrights of Spire Global, NavSight and other companies, which are the property of their respective owners. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). NavSight and Spire Global believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Spire Global’s financial condition and results of operations. NavSight and Spire Global believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Spire Global’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Spire Global’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please see the Appendix (page [36 ]) for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods presented. You should review Spire Global’s audited financial statements, which are included in the Proxy Statement (as defined below) relating to the proposed business combination (as described further below). ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT The proposed business combination will be submitted to stockholders of NavSight for their consideration. NavSight filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a document that serves as a prospectus and proxy statement of NavSight (the “Proxy Statement”). The Proxy Statement will be distributed to NavSight’s stockholders in connection with NavSight’s solicitation for proxies for the vote by NavSight’s shareholders in connection with the proposed business combination and other matters as described in the Proxy Statement. After the Proxy Statement has been declared effective by the SEC, NavSight will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. NavSight’s stockholders and other interested persons are advised to read the definitive proxy statement in connection with NavSight’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because it contains important information about NavSight, Spire Global, and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by NavSight, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Robert Coleman (phone: (571) 500-2236). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PARTICIPANTS IN THE SOLICITATION NavSight, Spire Global and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from NavSight’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of NavSight’s stockholders in connection with the proposed business combination which is set forth in the Proxy Statement. You can find more information about NavSight’s directors and executive officers in NavSight’s final prospectus filed with the SEC on September 9, 2020 and in the Proxy Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the Proxy Statement. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. 3DISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation contains projected financial information with respect to Spire Global, namely [Annual Recurring Revenue Growth, Customer Net Revenue Retention, Annual Recurring Revenue, Solution Customers, Average Annual Recurring Revenue per Solution Customer, Customer Net Retention Rate, Time to Payback Customer Acquisition Cost, Average ACV Bookings per Salesperson, Non-GAAP Gross Margin, Gross Profit and Gross Profit Margin, Free Cash Flow Conversion, Total Addressable Market, Average Sales Price Growth, Adjusted EBITDA, and others.] Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of NavSight nor the independent registered public accounting firm of Spire Global, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. This presentation contains trademarks, service marks, trade names and copyrights of Spire Global, NavSight and other companies, which are the property of their respective owners. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). NavSight and Spire Global believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Spire Global’s financial condition and results of operations. NavSight and Spire Global believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Spire Global’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Spire Global’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please see the Appendix (page [36 ]) for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods presented. You should review Spire Global’s audited financial statements, which are included in the Proxy Statement (as defined below) relating to the proposed business combination (as described further below). ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT The proposed business combination will be submitted to stockholders of NavSight for their consideration. NavSight filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a document that serves as a prospectus and proxy statement of NavSight (the “Proxy Statement”). The Proxy Statement will be distributed to NavSight’s stockholders in connection with NavSight’s solicitation for proxies for the vote by NavSight’s shareholders in connection with the proposed business combination and other matters as described in the Proxy Statement. After the Proxy Statement has been declared effective by the SEC, NavSight will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. NavSight’s stockholders and other interested persons are advised to read the definitive proxy statement in connection with NavSight’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because it contains important information about NavSight, Spire Global, and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by NavSight, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Robert Coleman (phone: (571) 500-2236). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PARTICIPANTS IN THE SOLICITATION NavSight, Spire Global and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from NavSight’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of NavSight’s stockholders in connection with the proposed business combination which is set forth in the Proxy Statement. You can find more information about NavSight’s directors and executive officers in NavSight’s final prospectus filed with the SEC on September 9, 2020 and in the Proxy Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the Proxy Statement. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. 3

Agenda

1. Welcome – Jack Pearlstein, Bob Coleman
2. Spire Business Overview – Peter Platzer
3. Spire TAM Bottoms Up – Peter Platzer
4. Spire Technology Deep Dive – Jeroen Cappaert
5. Spire Maritime Solutions and Use Cases – Theresa Condor
6. Spire Aviation Solutions and Use Cases – Theresa Condor
7. Spire Space Services and Use Cases - Theresa Condor
8. Financials – Tom Krywe
9. New Sensors and Capabilities Outlook – Peter Platzer

spire
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Spire Key Investment Highlights • High Growth SaaS Company, Powered by Proprietary, Space-based Data and Analytics Platform • Massive, Rapidly Growing Total Addressable Market • Recurring Revenue Model for Predictive Analytics and Data with Exceptional SaaS KPIs • Constellation Fully Deployed, Attractive Operating Profile, Clear Path to Profitability • Multiple Solutions across a Range of Industries, Supporting Net Zero and Climate Change Adaptation • Exceptional Management Team with Deep Domain Expertise and Staying Power 5Spire Key Investment Highlights • High Growth SaaS Company, Powered by Proprietary, Space-based Data and Analytics Platform • Massive, Rapidly Growing Total Addressable Market • Recurring Revenue Model for Predictive Analytics and Data with Exceptional SaaS KPIs • Constellation Fully Deployed, Attractive Operating Profile, Clear Path to Profitability • Multiple Solutions across a Range of Industries, Supporting Net Zero and Climate Change Adaptation • Exceptional Management Team with Deep Domain Expertise and Staying Power 5

Transaction Summary

Transaction Structure	• Business combination between Spire Global, Inc. (the "Company" or "Spire") and NavSight, a NYSE listed SPAC • Transaction expected to close in Q3 2021 • Post closing, the Company will maintain the Spire Global name and will be listed on the NYSE
Offering Size	• NavSight (NYSE: NSH) has ~$230 million cash in trust • Raised $245 million in PIPE commitments (including $10 million from NavSight's Sponsor)
Valuation	• Pro forma enterprise value of ~$1.2 billion[(1)] • 5.4x 2023E Revenue, representing a deep discount to peers
Illustrative Pro Forma Capital Structure	• Spire stockholders are rolling 100% of their equity in the transaction; Spire founders to receive super-voting shares (10:1)[(2)] • Transaction assumes ~$408 million of cash on Spire's balance sheet after transaction expenses[(3)]
Illustrative Pro Forma Ownership Assuming No Redemption	• Existing Spire stockholders ~66% • SPAC public stockholders ~15% • PIPE investors(not including SPAC founders) ~15% • SPAC founders and independent directors ~ 4%

(1) Excludes 8mm earnout shares issued to Spire stockholders in four equal tranches of 2mm each at share price thresholds of $13, $16, $19 and $22, and certain unvested employee stock options.
(2) Dual-class common stock structure to be implemented at closing.
(3) Excludes the 11.5m warrants held by the SPAC stockholders and 6.6m warrants held by the SPAC sponsor. Assumes the repayment of outstanding debt and assumes no redemption of shares / cash in trust.

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Spire Business Overview Peter Platzer CEOSpire Business Overview Peter Platzer CEO

88

2001, Boston “To inspire, lead, and create the business of space for the benefit of all” Personal life mission statement, Peter Platzer 92001, Boston “To inspire, lead, and create the business of space for the benefit of all” Personal life mission statement, Peter Platzer 9

2011, Strasbourg “Collect data where no one else can 24/7 to solve problems on earth” NanoGloDa, Jeroen, Joel, Peter 102011, Strasbourg “Collect data where no one else can 24/7 to solve problems on earth” NanoGloDa, Jeroen, Joel, Peter 10

2021, Earth (2) (2) ~11K ~498M Average RO Daily ADS-B Messages Profiles (2) ~276M 24/7 Daily AIS Operations Messages Support (3) Spire Global, 251 employees , 3 continents, 6 offices Source: Management as of March 31, 2021 (1) Space heritage is calculated as the sum of the years of service of all satellites launched 11 (2) In the month of March 2021 (3) As of December 31, 20202021, Earth (2) (2) ~11K ~498M Average RO Daily ADS-B Messages Profiles (2) ~276M 24/7 Daily AIS Operations Messages Support (3) Spire Global, 251 employees , 3 continents, 6 offices Source: Management as of March 31, 2021 (1) Space heritage is calculated as the sum of the years of service of all satellites launched 11 (2) In the month of March 2021 (3) As of December 31, 2020

Space-based Data, Analytics and Insights is the Next Great Frontier (1) Inspire, Lead and Create the Business of Space-based Data $52B Space-based Data and Analytics TAM (2025E) Pioneer the Space-as-a-Service Model (1) $39B Orbital Services TAM (2025E) Help Solve Some of Earth's Greatest Challenges (1) $180-300B Long-term Market Opportunity For Weather (2) Forecasting (1) Report and analysis from consulting company (2) Assumes $0.9 - $1.5 trillion of damages caused by climate change could be avoided through perfect weather forecasting and providers of perfect weather forecasts could expect to capture 20% of the value they provide to customers 12Space-based Data, Analytics and Insights is the Next Great Frontier (1) Inspire, Lead and Create the Business of Space-based Data $52B Space-based Data and Analytics TAM (2025E) Pioneer the Space-as-a-Service Model (1) $39B Orbital Services TAM (2025E) Help Solve Some of Earth's Greatest Challenges (1) $180-300B Long-term Market Opportunity For Weather (2) Forecasting (1) Report and analysis from consulting company (2) Assumes $0.9 - $1.5 trillion of damages caused by climate change could be avoided through perfect weather forecasting and providers of perfect weather forecasts could expect to capture 20% of the value they provide to customers 12

How Spire is Different – Modern SaaS Platform Enabled by Proprietary Space Technology Launch Services Telecoms Earth Observation Companies Subscription-Based Revenue Software-Driven Business Model Vertically Integrated Products and Solutions Multi-Purpose Constellation NA Yes Yes Yes Capacity Constrained? No # Launches Bandwidth Tasking Note: Based on management's assessment of each industry as a whole. Companies shown are illustrative of each industry for Investors' reference only, and each company was not necessarily included in management's assessment. 13How Spire is Different – Modern SaaS Platform Enabled by Proprietary Space Technology Launch Services Telecoms Earth Observation Companies Subscription-Based Revenue Software-Driven Business Model Vertically Integrated Products and Solutions Multi-Purpose Constellation NA Yes Yes Yes Capacity Constrained? No # Launches Bandwidth Tasking Note: Based on management's assessment of each industry as a whole. Companies shown are illustrative of each industry for Investors' reference only, and each company was not necessarily included in management's assessment. 13

Spire at a Glance

- Spire collects space-based data using a proprietary constellation of multi-purpose LEMUR[1] nano-satellites
- SpireSight software analytics delivers proprietary data, insights and predictive analytics to customers as a subscription
- Vertically integrated with disruptive unit economics
- Highly technical workforce of 251[3] employees, including ~140 engineers and scientists[4]
- Founded in 2012 with ~$180 million of capital invested to-date from high quality strategic partners and investors

104% YoY ARR Growth (2020A)	**145%** Customer NRR (2020A)	**$1.2bn** ARR (2025E)
90%+ / 80%+ Non-GAAP Gross Margin / FCF Conversion[2] (2025E)	**170+**[3] Solution Customers	**100%** 2020P-2025E Revenue CAGR
110[4] / 100% Nanosats Launched / Earth Coverage	**~5[4] Terabytes** Of Data Processed per Day	**$235k** Average ARR per Solution Customer (2020A)

Lead Investors

- Bessemer Venture Partners
- RRE Ventures
- Luxembourg Future Fund
- SIB
- Seraphim Capital
- Lemnos

Strategic Investors

- Qualcomm
- Mitsui & Co.
- Itochu

Select Customers

- esri
- NASA
- Chevron
- NOAA
- US Air Force
- CLS
- Lloyd's List
- EMSA
- Oldendorff

(1) Low Earth Multi-Use Receiver
(2) Non-GAAP metrics. FCF conversion defined as (Adj. EBITDA - Capex) / Adj. EBITDA
(3) As of December 31, 2020
(4) As of March 31, 2021

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14

The Space-based Data, Analytics and Orbital Services Markets are Large and Rapidly Expanding

Factors Driving Market Growth and Expansion

- Significant, growing demand for space-based data, driven by rapidly growing adoption of data and analytics
- Advancements in AI/ML and Big Data analytics are increasingly essential in solving some of the world's most complex business challenges
- Rapidly expanding number of use cases and business models leveraging space-based data, insights and analytics across industries
- Opportunity for weather forecasting today is a fraction of its full potential: weather variability creates ~$3 trillion of economic loss per year, which is expected to grow 60%+ by 2050 as a result of climate change

Spire's Addressable Market and Opportunity


Spire's TAM
Long-term Opportunity $180 - $300bn(1)
8% CAGR
$66bn
$91bn
$4
$15
$14
$33
$8
$22
$22
$39
2021E
2025E
Orbital Services
Weather
Aviation
Maritime
Weather Forecasting

Source: Report and analysis from consulting company
(1) Assumes $0.9 - $1.5 trillion of damages caused by climate change could be avoided through perfect weather forecasting and providers of perfect weather forecasts could expect to capture 20% of the value they provide to customers

15

Spire Transforms Proprietary Data into Value-added Insights and Predictive Analytics



Collect Once
Lemur
Clean Data
Clean and structured data directly off Spire's proprietary nanosats
3rd Party Data
Smart Data
Clean data fused with 3rd party datasets and proprietary analysis to enhance value and provide insights
AI / ML / Proprietary Algorithms
Sell Many Times
SpireSight API
Apply algorithms to fused data sets to create predictive analytics and insights

Spire Collects Data from Space One Time and Can Sell it an Unlimited Number of Times

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16

Spire Monetizes Proprietary Solutions Across a Broad and Growing Range of Industries


MARITIME

Precise space-based data, insights and predictive analytics used for highly accurate ship monitoring, ship safety and route optimization


AVIATION

Precise space-based data, insights and predictive analytics used for highly accurate aircraft monitoring, safety and route optimization


WEATHER

Precise space-based data, insights and predictive analytics used for highly accurate weather forecasting


ORBITAL SERVICES

Leverage Spire's proven, low risk development lifecycle and proprietary infrastructure to provide "Space-as-a-Service"

Current and Target Industries

- Aerospace
- Agriculture
- Automotive
- Aviation
- Construction
- Govt. (Civilian)
- Govt. (Defense)
- Academia
- Energy
- Fishing
- Financial Services
- Insurance
- Logistics
- Maritime
- Mining
- Oil & Gas
- Real Estate
- Scientific Research
- Telecom / IoT
- Transportation

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17

Spire's Proprietary Technology Stack is Proven, at Scale, and Fully Operational

Spire LEMUR Constellation



LEMUR
TT&C / Data Links
AES-256
Dedicated VPN

Spire Ground Stations

Collects space-based data and transmits to a proprietary ground station network

1,600+
Average Contacts / Day on Average(1)

Spire Data Platform



AUTOMATED DATA PROCESSING
SECURE DATA REPOSITORY
FANS API

Data moved from ground stations to proprietary data store for cleansing, standardization, fusion, and analysis — all without a human in the loop

~99.9%
System Uptime(2)

SpireSight Software Analytics



SpireSight
Weather API
Aviation API
Maritime API
Orbital Services API

Customers receive proprietary data delivered seamlessly, in real-time via SpireSight API

~1 Terabyte
Data Served to Customers / Day(1)

(1) As of March 2021
(2) From December 2020 to February 2021

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18

Spire’s Fully Integrated Model Drives Meaningful Competitive Advantages • 100% in-house to improve quality and rapidly increase LEMUR Nanosatellite capabilities Design & Assembly • Drives down unit production costs • Rapid production: capable of one every ~two days Software-defined Satellite • Repurpose sensors and constellation on-orbit Architecture (2) (2) ~11K ~498M • SpireSight data, algorithms and models, and a world- Average RO Daily ADS-B SpireSight Software class workforce that possesses the scarce / esoteric skill Profiles Messages Analytics sets to generate bespoke predictive analytics and solutions for customers (2) • Ability to process multi-sensor data sets on-orbit ~276M On-Orbit Edge Processing • Reduces bandwidth requirements, improves delivery 24/7 Daily AIS speeds, and increases flexibility and autonomy Operations Messages Support • Enhances system resiliency and security Proprietary Ground • Accelerates collection-to-delivery, provides operational Station Network flexibility and foundation for Space-as-a-Service • Maintain ~20 domestic, regional, and international Global Licenses licenses for space and ground-stations that are difficult to replicate and widen the competitive moat Source: Management as of March 31, 2021 (1) Space heritage is calculated as the sum of the years of service of all satellites launched (2) In the month of March 2021 19Spire’s Fully Integrated Model Drives Meaningful Competitive Advantages • 100% in-house to improve quality and rapidly increase LEMUR Nanosatellite capabilities Design & Assembly • Drives down unit production costs • Rapid production: capable of one every ~two days Software-defined Satellite • Repurpose sensors and constellation on-orbit Architecture (2) (2) ~11K ~498M • SpireSight data, algorithms and models, and a world- Average RO Daily ADS-B SpireSight Software class workforce that possesses the scarce / esoteric skill Profiles Messages Analytics sets to generate bespoke predictive analytics and solutions for customers (2) • Ability to process multi-sensor data sets on-orbit ~276M On-Orbit Edge Processing • Reduces bandwidth requirements, improves delivery 24/7 Daily AIS speeds, and increases flexibility and autonomy Operations Messages Support • Enhances system resiliency and security Proprietary Ground • Accelerates collection-to-delivery, provides operational Station Network flexibility and foundation for Space-as-a-Service • Maintain ~20 domestic, regional, and international Global Licenses licenses for space and ground-stations that are difficult to replicate and widen the competitive moat Source: Management as of March 31, 2021 (1) Space heritage is calculated as the sum of the years of service of all satellites launched (2) In the month of March 2021 19

Spire's Multi-product Offering Positions it to Cross-sell to Customers

	Use Case Examples
Satellite AIS Data	• Tracking vessels around the globe • Optimizing fuel efficiencies • Monitoring illegal activities and compliances • Analyzing commodity trading
Satellite ADS-B	• Regulatory compliance • Flight tracking • Estimated time of arrival and on-time performance • Overflight fee • Search and rescue • Smart premium • Corporate intelligence
RO Weather Data	• Protect physical assets like power lines from storm damage • Maximize crop yields with optimal farm operations based on weather • Minimize losses and enhance customer experience in insurance with advanced warning systems of inclement weather

Characteristics

- **Global coverage**, in remote areas where terrestrial AIS and ADS-B are out of reach
- **Fast**, real time data with low latency
- **Easy integration** into customers' existing models and data systems
- **High resolution** and large volume of global data

We believe we are the only player collecting all three datasets globally and simultaneously to combine them into its solutions

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20

Spire's Rapid Growth Rate is Driven by Considerable Upsell Blue Chip Customer Base Best-in-Class SaaS Metrics Average ARR per Customer Growth ($ in thousands) Australian Office of 11% CAGR National Intelligence $258 104% $235 ARR Growth $208 (2020A) 2019A 2020A 2021E NASA 145%+ Avg. ACV Bookings / Salesperson Customer Net Retention NOAA Rate (2020A) ($ in millions) 16% CAGR $2.8 $2.4 US Coast US Air <7 Months $2.0 Guard Force Time to Payback Customer Acquisition Cost (2020A) (1) 170+ / ~30 Customers / Countries 2019A 2020A 2021E (1) As of March 31, 2021 21Spire's Rapid Growth Rate is Driven by Considerable Upsell Blue Chip Customer Base Best-in-Class SaaS Metrics Average ARR per Customer Growth ($ in thousands) Australian Office of 11% CAGR National Intelligence $258 104% $235 ARR Growth $208 (2020A) 2019A 2020A 2021E NASA 145%+ Avg. ACV Bookings / Salesperson Customer Net Retention NOAA Rate (2020A) ($ in millions) 16% CAGR $2.8 $2.4 US Coast US Air <7 Months $2.0 Guard Force Time to Payback Customer Acquisition Cost (2020A) (1) 170+ / ~30 Customers / Countries 2019A 2020A 2021E (1) As of March 31, 2021 21

Spire Has a Multi-pronged Growth Strategy

Accelerate Market Capture with Investment in Sales, Marketing and Product Development

- *Hire Additional Sales Personnel, Increase External Marketing and Drive Product Development for Further Upsell*

Expand Into New Geographies and Verticals

- *Establish Presence in Latin America and Middle East; Increase Presence in Existing Geographies*

Expand Proprietary Data Sets and SpireSight Analytics Engine

- *Soil Moisture, Ionosphere, RF Monitoring, Spectrum Monitoring, EO/SAR Data Fusion, AI/ML for Weather*

Extend Capabilities through M&A

- *Acquire 3rd Party Data Providers, Cutting Edge Software Capabilities*

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22

Expanding Spire's Proprietary Data Sets Will Help Drive Better Insights, Increased Competitive Advantage and Additional Revenue Opportunities Current Future Automation Identification System (AIS) Soil Moisture Ionosphere Microwave EO / SAR RF Signal Spectrum Sounding Data Fusion Geolocation Monitoring RO Significantly Expands US Government, DoD and Intel Community Footprint ADS-B 23Expanding Spire's Proprietary Data Sets Will Help Drive Better Insights, Increased Competitive Advantage and Additional Revenue Opportunities Current Future Automation Identification System (AIS) Soil Moisture Ionosphere Microwave EO / SAR RF Signal Spectrum Sounding Data Fusion Geolocation Monitoring RO Significantly Expands US Government, DoD and Intel Community Footprint ADS-B 23

Spire’s TAM Assessment A detailed bottom-up approach Peter Platzer CEOSpire’s TAM Assessment A detailed bottom-up approach Peter Platzer CEO

Leveraged a Broad Expert Network Across Industries Snapshot 50+ external expert interviews Across over 20 industries 20+ Partners & Senior Partners Engaged to pressure test use cases, assumptions, and sizing approach 75+ market and industry reports leveraged In triangulating data points and understanding trends 25Leveraged a Broad Expert Network Across Industries Snapshot 50+ external expert interviews Across over 20 industries 20+ Partners & Senior Partners Engaged to pressure test use cases, assumptions, and sizing approach 75+ market and industry reports leveraged In triangulating data points and understanding trends 25

Identified At Least 175 Major Use Cases and Over 200,000 Customers


Offerings
Clean data
Smart data
Predictive analytics
Solutions
Markets
Aviation
50+
Maritime
55+
Weather
55+
Orbital services
15+ application groups

Selected examples

- Real time tracking of aircrafts to **optimize fuel consumption** by choosing the most efficient route
- Tracking of **illegal fishing vessels** to protect the environment and the livelihoods of legal fishermen
- **Advanced warning systems in the Insurance** industry that alert policy holders to upcoming weather issues, increasing **custom satisfaction and reducing claims**
- Using nanosatellites equipped with specialized communications payloads capable of **bi-directional communication with IoT terminals** on the ground

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26

S-AIS, ADS-B, and Radio Occultation are the Data Building Blocks to Unlock Value

Currently, Spire is the only player collecting all three datasets simultaneously to combine them into its solutions

Use cases examples

Satellite AIS data

- Tracking vessels around the globe
- Optimizing fuel efficiencies
- Monitoring illegal activities and compliances
- Analyzing commodity trading

Satellite ADS-B

- Regulatory compliance
- Flight tracking
- Estimated time of arrival (ETA) and on-time performance (OTP)
- Overflight fee
- Search and Rescue
- Smart Premium
- Corporate intelligence

RO weather data

- Protect physical assets like power lines from storm damage
- Maximize crop yields with optimal farm operations based on weather
- Minimize losses and enhance customer experience in insurance with advanced warning systems of inclement weather

Characteristics

Global coverage, in remote areas where T-AIS and terrestrial ADS-B are out of reach

Fast, real time data with low latency

Easy integration into customers' existing models and data systems

High resolution and large volume of global data

spire

Source: Interviews with industry experts

27

Spire is Unique in that it is Active Across the Full Value Chain from Collecting Raw Data to Developing Advanced Analytics and Solutions Range of data offerings Value chain for data offerings Solutions Tailoring solutions that may incorporate analytics, visualization, hardware and Solutions consulting and advisory services The picture can't be displayed. “What you should do” Predictive Predictive Adding proprietary analytics on top of Analytics Analytics smart data to predict future outcomes Smart “What will happen” Value Data The picture can't be displayed. Smart Data Combining Clean Data with 3rd party data Clean sets to identify trends and generate Data insights Clean Data Delivering raw data collected from satellites including, ADS-B, S-AIS, Radio Occultation, and more “What is happening” Complexity 28 Source: Interviews with 30+ experts for Aviation IndustrySpire is Unique in that it is Active Across the Full Value Chain from Collecting Raw Data to Developing Advanced Analytics and Solutions Range of data offerings Value chain for data offerings Solutions Tailoring solutions that may incorporate analytics, visualization, hardware and Solutions consulting and advisory services The picture can't be displayed. “What you should do” Predictive Predictive Adding proprietary analytics on top of Analytics Analytics smart data to predict future outcomes Smart “What will happen” Value Data The picture can't be displayed. Smart Data Combining Clean Data with 3rd party data Clean sets to identify trends and generate Data insights Clean Data Delivering raw data collected from satellites including, ADS-B, S-AIS, Radio Occultation, and more “What is happening” Complexity 28 Source: Interviews with 30+ experts for Aviation Industry

Example: Maritime

Maritime is Lagging Behind on the Digital Maturity Curve


Travel
Airlines
$1.9Tn
3-6% CAGR
Foodservice distributors
3PL and trucking companies
Maritime (Shipping and ports)
Rail and urban transit
Tipping point
Mainstream customers adopt
Advanced incumbents start adapting to the new model
Early adopters start embracing the new models
Innovative start-ups create disruptive business models
New trends emerge
Travel, transport and logistics industry digital maturity curve

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29

Example: Maritime

Maritime TAM Worth ~$4B and Growing at 14%

Solutions	Tailoring solutions that may incorporate analytics, visualization, hardware and consulting and advisory services Application: *Berth Planning, Port Optimization, fuel optimization*
Predictive Analytics	Adding proprietary analytics on top of smart data to predict future outcomes Application: *estimated time of arrival (ETA) and weather routing*
Smart Data	Fusing Clean Data with 3rd party data sets in a smart way Application: *vessel tracking*
Clean Data	Raw AIS data (Maritime, Satellite and Dynamic) Application: *feed application services providers (ASPs) solutions*

Estimated Maritime TAM | **CAGR**
$B | 2021-25


+14% p.a.
$4.0
$1.4
$0.7
$1.2
$0.7
2021
$6.7
$2.7
$1.2
$1.9
$0.9
2025
Solutions
18%
Predictive Analytics
14%
Smart Data
13%
Clean Data
7%

~$1B enabled by weather forecast solutions to:

Run operations efficiently and safely (0.6B)

Deliver value added recommendations: e.g., fuel optimization, berth planning (0.4B)

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Source: Consulting Company TAM Model, Expert Interviews and Industry Reports

30

Example: Maritime

Growth in the TAM Varies Depending on the End User Growth Rate and Estimated Increased Usage of Data Over Time

End-users	2021 TAM ($ million, %)	% of Total	TAM CAGR 2020-25 (%)	Adoption level[1]
Shipping Lines	$518	13%	18%	
MDA	$512	13%	15%	
Maritime facilities	$488	12%	17%	
Financial Services	$396	10%	12%	
Logistcs and Supply	$344	9%	14%	
ASP	$338	8%	8%	
Legal fishing	$320	8%	18%	
Ship Managers/Operators	$312	8%	9%	
Off Shore	$116	3%	7%	
Ship Owners	$111	3%	5%	
Commodity traders/cargo owners	$94	2%	10%	
Broker/freight forwarder	$28	1%	9%	
Others	$400	10%	14%	NA
Total Maritime TAM	**~$4.0B**	**100%**	**14%**	

1. Average adoption level of AIS and maritime weather products across the different use cases each end-user has

Source: Interviews with 30+ experts for Shipping & Ports

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31

Example: Maritime

Many Use Cases Across the Maritime Space, Which Require Different Type of AIS and Maritime Weather Data – At least 58 to Start With

Deep-dive to follow

End-user	#	Use Case	Clean Data	Smart Data	Pred. Analy.	Solutions
ASP	1	AIS data	✓	✓		
	2	Optimized weather forecast		✓		
Marine Facilities	3	Vessel tracking	✓	✓		
	4	Arrival estimates			✓	
	5	Berth planning				✓
	6	Port optimization				✓
	7	Optimized weather forecast		✓		
	8	Port performance/benchmark		✓		
	9	Dark vessels			✓	
	10	Disaster response				
Ship Owners	11	Vessel tracking		✓	✓	
	12	Carbon emission				✓
	13	Commercial optimization				✓
	14	Compliances reports (e.g., for the IMO)				✓
	15	Optimized weather forecast		✓		
Ship operators (Charterers)	16	Vessel tracking	✓	✓		
	17	Bunker fuel optimization / weather routing			✓	
	18	Arrival estimates				✓
	19	Carbon tracking				✓
	20	Disaster response				✓
	21	Competitive insights				✓
	22	Strategic network (re)design			✓	✓
	23	Rapid Network Evolution				
	24	Optimized weather forecast		✓		
Shipping Managers	25	Vessel tracking	✓			
	26	Disaster response				✓
	27	Bunker fuel optimization / weather routing				✓
	28	Optimized weather forecast		✓		
Brokers/freight forwarder	29	Vessel tracking		✓		
Brokers/freight forwarder	30	Chartering Procedures				✓
Commodity traders/ cargo owners	31	Track Cargo			✓	
	32	Trade analysis				✓
Logistics and Global Supply	33	Vessel tracking	✓	✓		
	34	Container tracking	✓	✓		
	35	Carbon tracking			✓	
	36	Track temperature and location			✓	✓
Off-shore	37	Fleet tracking		✓	✓	
	38	Off-shore asset surveillance			✓	✓
	39	Undersea web cable maintenance			✓	✓
	40	Optimized weather forecast		✓		
Legal Fishing	41	Fishing boat tracking	✓			
	42	Carbon tracking			✓	
	43	Bunker, carbon, fuel optimization				✓
	44	Disaster response			✓	✓
	45	Optimized weather forecast		✓		
Financial Services, Insurances / Commodity traders	46	Cargo Finance - Compliance assessment & tracking			✓	
	47	Ship Finance				✓
	48	Smart premiums			✓	✓
MDA	49	Illegal fishing (INDNR)		✓	✓	✓
	50	Fisheries management		✓	✓	✓
	51	Dark vessels		✓	✓	
	52	SAR / Maritime Safety Authority		✓	✓	
	53	Piracy surveillance		✓	✓	
	54	Foreign / Warfare intelligence		✓	✓	✓
	55	Optimized weather forecast		✓		
	56	Environmental monitoring (e.g., waste management)		✓	✓	
	57	Vessel tracking	✓			
	58	Artic surveillance		✓	✓	

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Source: Interviews with 30+ experts for Shipping & Ports

32

~$91B Addressable Market in 2025 (8% CAGR)

2021-2025 TAM across application types, ($B)



+8% p.a.
CAGR, %
$91
$8
14%
$22
10%
$66
$4
$15
$22
12%
$14
$33
$39
4%
2021
2025

Key drivers of growth

Maritime

Higher penetration of S-AIS technology across the stake holders

Increasing imports to meet growing domestic demand, largely through marine transportation of goods from Asia

Aviation

Increasing adoption of satellite ADS-B as a service for ANPS globally

New government regulations requiring used of ADS-B to ensure precise flight tracking with faster refresh rates

Weather

Growth in the renewable energy industry to dramatically increase demand for accurate mid-term weather forecasting and data

Accelerating impact of weather on GDP due to climate change

Orbital Services

Increasing private investment in the fledgling space economy and emergence of new application areas

Source: Interviews with industry experts, market research reports, news articles, company public filings (more details sources provided in presentation sections for maritime, aviation, weather, and orbital services.

33

Data and Advanced Analytics Unlocking Value Across Industries From Space to Land, From Air to Water

	Impact of improved data and analytics	What industry experts are saying
Weather	**Surprise weather events impact 3% of global GDP** ($3Tn across industries) and this is expected to grow to 5% due to climate change	*It's **critical to forecast the weather over the next two weeks** to predict energy production and protect your margins when selling into the grid*[5]
Aviation	**Aviation stake holders were blind of what was happening in >70% of global aerospace** until space-based ADS-B	*Satellite ADS-B surveillance data …**democratizing aerospace safety and security**, providing a reliable and affordable layer of surveillance information to countries with inadequate ground-based infrastructure*[3]
Maritime	Fuel optimization solutions enable shipping companies to **reduce 5%**[4] **fuel consumption** using S-AIS and satellite weather	*Satellite AIS data merged with advanced analytics is disrupting the industry. Until now, **we had been managing ports and terminals the same way as a century ago***[5]
Space	Demand for data is growing at an exponential rate, **while the cost of access to space is falling by orders of magnitude**[1]	*In the same way that every company today is a technology company, **the companies of tomorrow will all be space companies***[2]

1. Morgan Stanley Equity Research 2. 2020 Q4 space investment quarterly 3. Former C-Suite Executive at ADS-B data provider 4. Chief of Operation at International Shipping Line 5. C-Suite Executive at a Port Authority 6. Chief engineering at a wind farm operator

Source: Morgan Stanley Equity Research, World Economic Forum, U.S. Economic Sensitivity to Weather Variability - Lazo et al (2011)

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The TAM Today for Weather Data and Solutions Is Just A Fraction Of The Future Opportunity

Full opportunity for weather forecasting can be as large as $180-300B[1,2]



Weather impact on GDP in 2050 due to climate change
Variation on global GDP due to weather today: $3T
Impact on GDP after costs to mitigate weather: $0.9-1.5T
Market for perfect weather forecasts: $180-300B

~$3Tn economic loss due to weather variability (~3% global GDP), estimated to **grow by 66%** **(~5% of global GDP) by 2050** as climate change is expected to worsen

Costs to mitigate the impact of weather estimated to be **50-70%[1] of total damages avoided**

~$0.9-1.5Tn could be avoided through perfect weather forecasting

Market for perfect weather data, analytics, and solutions could be worth $300B (assuming the ability of capturing 20%[2] of the value generated)

1. Assumes it would cost 50%-70 of the variation in GDP to mitigate weather impact by increasing economic inputs like capital, labor, energy, etc. based on examples use cases across industries such as storm proofing utilities and mitigating wildfires. 2. Assumes providers of perfect weather forecasts could expect to capture 20% of the value they provide to customers. Values ranging from 10-30% are seen across other industries depending on fragmentation of providers.

Source: report from Global Consulting Company

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35

Small Sats Carry Exponentially Increasing Capabilities

Capability per Kilogram increases up to 10x every 5 years

Bandwidth available on cube satellites

Mbit


12
10
8
6
4
2
0
0
1
10
2000-05
2005-10
2010-15

Power available on cube satellites

W


120
100
80
60
40
20
0
1
10
100
2000-05
2005-10
2010-15

Memory available on cube satellites

GB


1,200
1,000
800
600
400
200
0
0
10
1,000
2000-05
2005-10
2010-15

Nanosatellites present major advantages including:

- reduced cost and accelerated development timelines
- increased experimentation with lower risk tolerance[1]

spire

Source: Spire, 1 - EUCASS 2017 Filippo Graziani "Micro and Nanosatellites – Present and Future"

36

The innovation curve of nanosatellites resembles These markets experienced rapid adoption and that of other markets with exponential captured significant revenue growth as a result of technological improvements their technological advances Moore’s law has been the basis of exponential growth … Cloud revenue 2012-2019 Million transistors per chip by year $B 100 100,000,000 80 10,000,000 60 1,000,000 +58% p.a. 40 100,000 20 10,000 0 1,000 2008 10 12 14 16 18 2020 100 Cloud revenue grew at 58% p.a. from ’09-;19 AWS experienced 50% revenue CAGR p.a. 10 from ’13-’19 1 Source: IDC PCD Forecast Tracker 2020Q3; IDC Mobile Phone Tracker 2019Q3; Statista “Enterprise spending on cloud and data centers by segment from 2009 to 2013” 1. Nominal price Source: Ourworldindata.org, Karl Rupp “40 Years of Microtransistor trend data”, The Economist, “Drastic falls in 37 th cost are powering another computer revolution”, Sept 14 , 2019 1971 75 80 85 90 95 2000 05 10 15 2017The innovation curve of nanosatellites resembles These markets experienced rapid adoption and that of other markets with exponential captured significant revenue growth as a result of technological improvements their technological advances Moore’s law has been the basis of exponential growth … Cloud revenue 2012-2019 Million transistors per chip by year $B 100 100,000,000 80 10,000,000 60 1,000,000 +58% p.a. 40 100,000 20 10,000 0 1,000 2008 10 12 14 16 18 2020 100 Cloud revenue grew at 58% p.a. from ’09-;19 AWS experienced 50% revenue CAGR p.a. 10 from ’13-’19 1 Source: IDC PCD Forecast Tracker 2020Q3; IDC Mobile Phone Tracker 2019Q3; Statista “Enterprise spending on cloud and data centers by segment from 2009 to 2013” 1. Nominal price Source: Ourworldindata.org, Karl Rupp “40 Years of Microtransistor trend data”, The Economist, “Drastic falls in 37 th cost are powering another computer revolution”, Sept 14 , 2019 1971 75 80 85 90 95 2000 05 10 15 2017

Spire Technology Deep Dive Jeroen Cappaert CTOSpire Technology Deep Dive Jeroen Cappaert CTO

3939

LEMUR2 Satellite Key characteristics: ● 3U nanosatellite (about the size of a Solar wine bottle) panels ● Proprietary technology ● Built entirely in-house ● Based on modern technologies, sensors Sensor and components (e.g. smartphone, antennas automotive, industrial electronics, Linux software) Lithium Batteries ● Software-defined ● Significant space heritage: Sensitive Radio Frequency (RF) sensors Backhaul radios Modern high-performance computing (1) Accumulated LEMUR time in space (years) 40 (1) 2021 accumulated space heritage is a projection.LEMUR2 Satellite Key characteristics: ● 3U nanosatellite (about the size of a Solar wine bottle) panels ● Proprietary technology ● Built entirely in-house ● Based on modern technologies, sensors Sensor and components (e.g. smartphone, antennas automotive, industrial electronics, Linux software) Lithium Batteries ● Software-defined ● Significant space heritage: Sensitive Radio Frequency (RF) sensors Backhaul radios Modern high-performance computing (1) Accumulated LEMUR time in space (years) 40 (1) 2021 accumulated space heritage is a projection.

In-house From Design to On The Rocket Capability highlights ● Ability to build up to eight 3U/6U satellites in parallel ● Average build rate of 1 satellite/week ● 30+ configurations of satellites built 41In-house From Design to On The Rocket Capability highlights ● Ability to build up to eight 3U/6U satellites in parallel ● Average build rate of 1 satellite/week ● 30+ configurations of satellites built 41

The Spire Constellation

One of the largest constellations in the world

- The LEMUR is Spire's 3U CubeSat platform used to track maritime, aviation, weather and other activity from space
- We operate one of the largest RF sensing fleets and are one the largest producers of radio occultation and space weather data
- Our data provides a global view with coverage in remote regions like oceans and poles
- We are continuously launching improved sensors and upgrading them in-orbit
- Covered the Earth 200+ times a day on average[1]
- 110+ satellites in operation across polar, mid-latitude and equatorial orbits[2]


110+
Satellites in Operation
29[2]
Ground Stations
70+[2]
Antenna Systems
276M[1]
Daily Satellite AIS Messages
498M[1]
Daily ADS-B Messages
~11K[1]
Average RO profiles

(1) In the month of March 2021
(2) As of March 31, 2021

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42

Key Sensors - Maritime & Aviation AIS/ADS-B Antenna systems GPU Key capabilities ● Combined low-power maritime (AIS) and aviation (ADS-B) sensors ● Multi-channel low-noise RF receivers ● 3rd generation ● Designed in-house ● Powered by software-defined radio, over-the-air upgradeable ● Powerful AI-enabled graphics processing unit (GPU) based computing for data 43 recovery in challenging environmentsKey Sensors - Maritime & Aviation AIS/ADS-B Antenna systems GPU Key capabilities ● Combined low-power maritime (AIS) and aviation (ADS-B) sensors ● Multi-channel low-noise RF receivers ● 3rd generation ● Designed in-house ● Powered by software-defined radio, over-the-air upgradeable ● Powerful AI-enabled graphics processing unit (GPU) based computing for data 43 recovery in challenging environments

Key Sensors - Weather (+more)


GPS/GNSS
Satellites
GNSS
Reflectometry
Radio
Occultation
Space
Weather
Sea
Ice
Soil
Moisture
Ocean
Winds
Ionosphere
Atmosphere

GNSS



Key capabilities

- GNSS-based weather sensor
- Capable of sensing all available GNSS systems (GPS, Galileo etc.)
- Multi-frequency reception
- 3rd generation
- Can be used for GNSS-reflectometry, altimetry, space weather observation, RF jamming detection and more

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44

Substantial Launch Experience and Agility (1) Key stats ● 29 launch campaigns executed ● Launched on 9 unique 3rd party launch vehicles ● Have launched from 10 launch sites in 6 countries (2) (1) As of June 2021. (2). Dates from June 2021 and later are projected launch dates. 45Substantial Launch Experience and Agility (1) Key stats ● 29 launch campaigns executed ● Launched on 9 unique 3rd party launch vehicles ● Have launched from 10 launch sites in 6 countries (2) (1) As of June 2021. (2). Dates from June 2021 and later are projected launch dates. 45

Large-scale Proprietary Ground Operations Infrastructure 29 Ground Stations, 70+ antennas One of the largest, most geographically dispersed ground station network to repatriate data at low latency 46Large-scale Proprietary Ground Operations Infrastructure 29 Ground Stations, 70+ antennas One of the largest, most geographically dispersed ground station network to repatriate data at low latency 46

Scalable and Secure Data Infrastructure

Spire LEMUR Constellation



LEMUR
TT&C / Data Links
AES-256
Dedicated VPN

Spire Ground Stations

Collects space-based data and transmits to a proprietary ground station network

1,600+
Average Contacts / Day on Average(1)

Spire Data Platform



AUTOMATED DATA PROCESSING
SECURE DATA REPOSITORY
FANS API

Data moved from ground stations to proprietary data store for cleansing, standardization, fusion, and analysis — all without a human in the loop

~99.9%
System Uptime(2)

SpireSight Software Analytics



SpireSight
Weather API
Aviation API
Maritime API
Orbital Services API

Customers receive proprietary data delivered seamlessly, in real-time via SpireSight API

~1 Terabyte
Data Served to Customers / Day(1)

(1) As of March 2021
(2) From December 2020 to February 2021

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47

MORE Data: GNSS-Reflectometry 2nd gen, launched in 1st gen, launched 19Q4 21Q1 ● GNSS-R provides data for new products like soil moisture, sea ice, ocean wind and more 48MORE Data: GNSS-Reflectometry 2nd gen, launched in 1st gen, launched 19Q4 21Q1 ● GNSS-R provides data for new products like soil moisture, sea ice, ocean wind and more 48

FASTER Data: RF and Optical ISLs





RF intersatellite link satellite, deployed Sep 20-Jan 21



Laser intersatellite link satellite, scheduled to launch summer 2021

Intersatellite links turn the Spire constellation into a mesh network and provide significantly faster data

- Low-power RF intersatellite links already in-orbit
- Next on the pad: optical laser links

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49

SMARTER Data: More Autonomy Through AI And ML In Space On-board autonomy reduces data backhaul needs and increases data value ● Parallel computing enables new processing applications ● Already deployed on 10+ satellites ● In-house developed custom machine learning models increase data yield compared to traditional and often more cumbersome process Sabertooth processor: ● 256 GPU cores ● 1.3 TFLOPS ● ~0.13 TFLOPS/W ● 8 GB RAM Example customer application: Detecting more vessels in a maritime high traffic zone (South China Sea) through ML SMARTER Data: More Autonomy Through AI And ML In Space On-board autonomy reduces data backhaul needs and increases data value ● Parallel computing enables new processing applications ● Already deployed on 10+ satellites ● In-house developed custom machine learning models increase data yield compared to traditional and often more cumbersome process Sabertooth processor: ● 256 GPU cores ● 1.3 TFLOPS ● ~0.13 TFLOPS/W ● 8 GB RAM Example customer application: Detecting more vessels in a maritime high traffic zone (South China Sea) through ML

5151

Spire Solutions Use Cases Theresa Condor SVPSpire Solutions Use Cases Theresa Condor SVP

Global data and analytics For an increasingly complex and fast-moving world Theresa Condor EVPGlobal data and analytics For an increasingly complex and fast-moving world Theresa Condor EVP

Advanced Global Vessel Tracking Intelligence

Predict AI-Routing

With ETA allows for more precise route calculations, optimal port management and refined forecasting.

Dynamic AIS

Solves the data gap problem by delivering large volumes of MMSIs with near real-time latency and up to 10M additional AIS messages per day, in the busiest shipping areas of the world. (1)



Enhanced Vessel Data

35 additional fields providing further vessel information within the Vessels API such as Capacity, Design, Dimensions, History, Propulsion, Registration, Vessel and Trading type.

Vessels API

Combines static and position AIS messages to provide latest vessel information. This REST API aims to provide a complete representation of each ship based on AIS messages, external data sources and analyzing ship behavior.

Historical Positions API

Access to an archive of past positions for thousands of vessels.

Messages API

Entire cleansed AIS data feed. Easier and cheaper to implement than listening to raw AIS NMEA format TCP data stream. Provide complete stream of AIS message, JSON format.

~ 250K
Vessels/Day (2)

~250K
Unique MMSIs/Day (2)

~50K
Unique IMOs/Day on Average (2)

+200M
Non-downsampled Messages (2)

spire

(1) As of May 2021.
(2) From January 2021 to June 2, 2021.

52

Solving Customers' Challenges & Increasing Their Competitive Advantage

Vessel Tracking

- Flexible control to access and manipulate data.
- Run queries by MMSI, vessel name, call signs, His class type (A or B) and more
- Solves challenges related to vessel tracking

Insurance & Financial Planning

- Analyzing ship incidents
- Improving vessel risk ratings
- Improving charting rates

Operations & Logistics

- Analyzing fleet traffic
- Optimizing shipping
- Optimizing port operations
- Cost savings
- Improved fuel consumption
- Enhancing full supply chain
- Integrating sea-air-road

Environment & Security

- Securing fishing territories
- Protecting submarine assets
- Reducing CO_2 emissions and saving on fuel



55

We Integrate Data in Our Reservoir

Proprietary Spire Data Sources

AIS-Data
Satellites

AIS-Data
Terrestrial and Dynamic

Weather Data
Satellites

Geo-Zones

Partner

Vessel Data

Events Data

Cargo Data

Imaging/Radar Data

Spire Data Sources

The data layers we collect are gathered, assembled and processed in our Proprietary Data Reservoir from which we build our software solutions

Spire Algorithms

Spire Predictive AI/ML

API Data as Service
Info Alerts
TCP (Raw Feed)

Clients

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56

Spire Weather Solution Bundles

Basic Bundle

- Temperature
- Relative humidity
- Dew point temperature
- Wind speed and direction (as u-wind/v-wind components)
- Mean sea-level pressure
- Accumulated precipitation
- Wind gust speed

** + other atmospheric variables available*

Maritime Bundle

- Sea surface temperature
- Ocean currents (eastward component)
- Ocean currents (northward component)
- Significant wave height
- Total waves (wind and swell combined)
- Mean wave direction
- Mean wave period

Maritime Waves Bundle

- Significant wind wave height
- Mean wind wave direction
- Mean wind wave period
- Significant total swell wave height
- Mean total swell wave direction
- Mean total swell wave period

Thunderstorm

- Convective available potential energy at whole atmosphere
- Convective inhibition at whole atmosphere
- Lifted index
- Storm-relative helicity
- Storm motion (eastward component)
- Storm motion (northward component)
- 0-6 km shear vector (eastward component)
- 0-6 km shear vector (northward component)
- Precipitable water

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57

Flexible and Easy to Integrate Data Display Formats

Integrate advanced forecasts easily into analytics platforms. Our intelligent and easy to use APIs can be quickly integrated into customers' products and services.


Precipitation
Winds | Wind Gusts
Mean Sea Level Pressure
Relative Humidity


Temperature | Dewpoint

GRIB2

File download, global forecast. Following industry standards.

JSON

Forecast for one location.

WMS

Geospatial map layer.



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58

77

Spire Analytics Actionable insights for Maritime data Spire Analytics transforms data into actionable insights to help solve business challenges. Visualize the most valuable insights Build customized solutions Evaluate data at-a-glance with configurable dashboards layered with data Interact with large volumes of Maritime Data. Filter by country, port or to provide in-depth insights and analysis vessel for a more complete picture of the maritime landscape Custom views Filter to show key variables that matter to customers’ business Create reports and alerts Create alerts to be notified of events that matter to customers’ business and create reports and export data in multiple formats Track the events that matter Make business decisions and verify events with data. Filter and drill down to very granular levels to see root causes and anomalies 60Spire Analytics Actionable insights for Maritime data Spire Analytics transforms data into actionable insights to help solve business challenges. Visualize the most valuable insights Build customized solutions Evaluate data at-a-glance with configurable dashboards layered with data Interact with large volumes of Maritime Data. Filter by country, port or to provide in-depth insights and analysis vessel for a more complete picture of the maritime landscape Custom views Filter to show key variables that matter to customers’ business Create reports and alerts Create alerts to be notified of events that matter to customers’ business and create reports and export data in multiple formats Track the events that matter Make business decisions and verify events with data. Filter and drill down to very granular levels to see root causes and anomalies 60

Global Fishing Watch Global Fishing Watch and the Spire Solution • Non-profit dedicated to promoting transparency in the global fishing fleet • Spire partnership doubled amount of data GFW used to commercial fishing vessels • Initially added 23M new data points to GFW’s database daily, which has since increased • Enabled the Global Fishing Watch algorithm to generate more complex vessel tracks “The partnership with Spire allows Global Fishing Watch to take advantage of the latest in space-based Earth monitoring technology”. Paul Woods - Global Fishing Watch Chief Innovation Officer 61Global Fishing Watch Global Fishing Watch and the Spire Solution • Non-profit dedicated to promoting transparency in the global fishing fleet • Spire partnership doubled amount of data GFW used to commercial fishing vessels • Initially added 23M new data points to GFW’s database daily, which has since increased • Enabled the Global Fishing Watch algorithm to generate more complex vessel tracks “The partnership with Spire allows Global Fishing Watch to take advantage of the latest in space-based Earth monitoring technology”. Paul Woods - Global Fishing Watch Chief Innovation Officer 61

Gravity Supply Chain Partnered with Spire to provide world-class visibility • Provides their clients with end-to-end visibility of Enhanced end-to-end vessel visibility their supply chains • Spire data enabled customers to track their Enabled users to manage their supply chains with cargo across the high seas data-driven decisions Reduced administrative work 62Gravity Supply Chain Partnered with Spire to provide world-class visibility • Provides their clients with end-to-end visibility of Enhanced end-to-end vessel visibility their supply chains • Spire data enabled customers to track their Enabled users to manage their supply chains with cargo across the high seas data-driven decisions Reduced administrative work 62

Global data and analytics For an increasingly complex and fast-moving world Theresa Condor EVPGlobal data and analytics For an increasingly complex and fast-moving world Theresa Condor EVP

Versatility of Air Traffic Data Valuable source of data for decision making and business improvements Data for analytics, flight tracking and solution providers Position and Status (latitude, longitude, altitude, speed, timestamp, vertical rate etc..) Aircraft Data (Tail number, Aircraft type, ICAO address, etc..) Flight and Airport Data (call sign, flight number, airline, scheduled dep/arr time, Dep/ Arr airport, etc...)Versatility of Air Traffic Data Valuable source of data for decision making and business improvements Data for analytics, flight tracking and solution providers Position and Status (latitude, longitude, altitude, speed, timestamp, vertical rate etc..) Aircraft Data (Tail number, Aircraft type, ICAO address, etc..) Flight and Airport Data (call sign, flight number, airline, scheduled dep/arr time, Dep/ Arr airport, etc...)

Satellite-based Data and Analytics for the Aviation Sector 100,000+ Flights observed in a day on average (2) 99.95% API availability (1) Satellite & Terrestrial Data, 25+ satellites with active ADS-B production; access to 20k ground receivers Global coverage over oceans, mountains and remote areas 100 million+ aircraft position updates in a day (3) (1) From January 2021 to February 2021. (2) From January 2021 to May 2021. (3) Highest figure observed in 2021. Changes daily. Confidential and proprietary – disclosure subject to restrictions on cover page. 65Satellite-based Data and Analytics for the Aviation Sector 100,000+ Flights observed in a day on average (2) 99.95% API availability (1) Satellite & Terrestrial Data, 25+ satellites with active ADS-B production; access to 20k ground receivers Global coverage over oceans, mountains and remote areas 100 million+ aircraft position updates in a day (3) (1) From January 2021 to February 2021. (2) From January 2021 to May 2021. (3) Highest figure observed in 2021. Changes daily. Confidential and proprietary – disclosure subject to restrictions on cover page. 65

Improving Data Latency in 2022 (Satellite + Terrestrial) Leveraging the recently demonstrated Inter-Satellite Link Technology from Spire, a full constellation upgrade, targeting lower data latency in 2022 This is targeted to fulfill the ICAO 4D15 mandate for our customers 66Improving Data Latency in 2022 (Satellite + Terrestrial) Leveraging the recently demonstrated Inter-Satellite Link Technology from Spire, a full constellation upgrade, targeting lower data latency in 2022 This is targeted to fulfill the ICAO 4D15 mandate for our customers 66

Customer Use-cases Segmentation Air traffic and airspace Air cargo and freight management analytics Geospatial intel and market Flight operations and fuel analytics optimization Predictive maintenance and Flight tracking and flight aircraft management visualization 67Customer Use-cases Segmentation Air traffic and airspace Air cargo and freight management analytics Geospatial intel and market Flight operations and fuel analytics optimization Predictive maintenance and Flight tracking and flight aircraft management visualization 67

Satavia

SATAVIA
MAKING AVIATION SMARTER

Data for DECISIONX platform.

SATAVIA uses aircraft tracking data from Spire Aviation to enable live monitoring of route usage, and thus live updates of virus importation risks.

Historical analysis of route usage by aircraft type, airline and airport, allow forecasts of route-risk broken down by airline and airport.

SATAVIA developed a model for forecasting virus transmission risk along an air bridge.

- Forecast the number of infected passengers flying on the air route using estimated passenger numbers
- Forecast the resulting impact on the destination country.
- Compare air bridge destination countries to assess relative risk levels through a dashboard interface.



UK import risk aggregated by airport
Imports per 1000 travellers
1
0.8
0.6
0.4
0.2
0
EGLL
EGCC
EGKK
EGPF
EGPH
EGGW
EGFF
EGAC
EGAA
EGCN
EGNT
EGBB
Others
Airports

Figure 3: Import risks broken down by airport. The highest risk UK airport is Heathrow.



Spain
Italy
France
Turkey
Netherlands
Germany
Belgium
Greece
Norway
Finland
Portugal
Sweden
Country
England quarantine exemptions
England quarantine required
Projected daily imports after 7 days
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Daily Infected Imports

spire

FreightWaves

FREIGHTWAVES

Data for SONAR platform.

- Ability to analyze the marketplace to find cargo hotspot airports
- Ability to estimate freight capacity in the air
- Analyze tonnage moved in the past and predict tonnage

AIR CARGO VISUALISATION MAPS

SONAR Aircraft map powered by Airsafe real time data

Vehicle tracking information to monitor market conditions


spire
Tail Number N346AN
Flight Number AA1623
Departure Time 12/3/19 06:55AM
Scheduled Arrival 12/3/19 09:40AM
Estimated Arrival 12/3/19 09:37AM
Origin Airport MIA
Destination Airport PHL
Aircraft Type B763
Airplanes
Small
Large

spire

Global data and analytics For an increasingly complex and fast-moving world Theresa Condor EVPGlobal data and analytics For an increasingly complex and fast-moving world Theresa Condor EVP

Spire Space Services: Fast, Resilient, Scalable + = Customer applications, Spire’s proven space + Rapid + scalable deployment ideas, and innovations ground + web platform of distributed applications ` 71Spire Space Services: Fast, Resilient, Scalable + = Customer applications, Spire’s proven space + Rapid + scalable deployment ideas, and innovations ground + web platform of distributed applications ` 71

Spire Space Services: Customers’ API to Space Spire Nanosatellite Customers design an application Their hardware and/or software is hosted on a Spire platform in LEO Spire provides the Earth-to-space platform for customers to operate and automate Spire Global Satellite Network Customers control their application Using web APIs, customers schedule operations, perform upgrades, and retrieve their data Spire Cloud-Based Constellation Operations 72Spire Space Services: Customers’ API to Space Spire Nanosatellite Customers design an application Their hardware and/or software is hosted on a Spire platform in LEO Spire provides the Earth-to-space platform for customers to operate and automate Spire Global Satellite Network Customers control their application Using web APIs, customers schedule operations, perform upgrades, and retrieve their data Spire Cloud-Based Constellation Operations 72

Making Space Easy for Everyone PAYLOAD SATELLITE LAUNCH Plan for Satellite bus Satellite Pre-launch (SW or/and HW) payload design build and preparation integration testing DATA CUSTOMER DATA STORAGE & API Processing Data Satellite Check out & production operation commissioning 73Making Space Easy for Everyone PAYLOAD SATELLITE LAUNCH Plan for Satellite bus Satellite Pre-launch (SW or/and HW) payload design build and preparation integration testing DATA CUSTOMER DATA STORAGE & API Processing Data Satellite Check out & production operation commissioning 73

Payload Spectrum and Capabilities Sample IOT / M2M Space situational awareness Remote sensing & Earth Intelligence Space research & development missions Telecommunication Global tracking Rf intelligence & critical & positioning government missions 74Payload Spectrum and Capabilities Sample IOT / M2M Space situational awareness Remote sensing & Earth Intelligence Space research & development missions Telecommunication Global tracking Rf intelligence & critical & positioning government missions 74

End-To-End Space Services Customer footprint in Space Software in Space Deploy customer software to existing satellites, using Software Defined Radios (SDR) in space to test and scale their applications without the need to launch a dedicated spacecraft Payload in Space Host customer payloads on a trusted, fully- integrated platform and benefit from flexible and consistent launch schedule to get into on- Constellation at customers’ service orbit operations faster than with any other provider Over 300 years of Spire space heritage – 110+ LEMUR satellites launched as of March 31, 2021 – global network of Solution in Space ground stations: end – to – end space Build customer applications on top of our global service to rapidly grow mission at space platform, using one of the world’s largest (1) constellation scale networks of sensors, software-defined radios and high-performance computers (1) Space heritage is calculated as the sum of the years of service of all satellites launched 75End-To-End Space Services Customer footprint in Space Software in Space Deploy customer software to existing satellites, using Software Defined Radios (SDR) in space to test and scale their applications without the need to launch a dedicated spacecraft Payload in Space Host customer payloads on a trusted, fully- integrated platform and benefit from flexible and consistent launch schedule to get into on- Constellation at customers’ service orbit operations faster than with any other provider Over 300 years of Spire space heritage – 110+ LEMUR satellites launched as of March 31, 2021 – global network of Solution in Space ground stations: end – to – end space Build customer applications on top of our global service to rapidly grow mission at space platform, using one of the world’s largest (1) constellation scale networks of sensors, software-defined radios and high-performance computers (1) Space heritage is calculated as the sum of the years of service of all satellites launched 75

Software in Space Deploy software to existing satellites, using Software Defined Radios (SDR) in space to test and scale your application without the need to launch dedicated spacecraft. 76Software in Space Deploy software to existing satellites, using Software Defined Radios (SDR) in space to test and scale your application without the need to launch dedicated spacecraft. 76

Payload in Space Host your payload on a trusted, fully integrated platform and benefit from a flexible and consistent launch schedule to get into on-orbit operations rapidly. 77Payload in Space Host your payload on a trusted, fully integrated platform and benefit from a flexible and consistent launch schedule to get into on-orbit operations rapidly. 77

Solution in Space Customers build their applications on top of our global space platform, using one of the world’s largest network of sensors, software - defined radios, and high-performance computers. Contract Signed Design Manufacturing Launched to Deployed Checkout Customer Complete Complete ISS on NG-14 from ISS Complete, First Uses Web API Payload Activated March 30, 2020 June 10, 2020 Aug 18, 2020 Oct 3, 2020 Nov 5, 2020 Dec 30, 2020 Jan 27, 2021 78Solution in Space Customers build their applications on top of our global space platform, using one of the world’s largest network of sensors, software - defined radios, and high-performance computers. Contract Signed Design Manufacturing Launched to Deployed Checkout Customer Complete Complete ISS on NG-14 from ISS Complete, First Uses Web API Payload Activated March 30, 2020 June 10, 2020 Aug 18, 2020 Oct 3, 2020 Nov 5, 2020 Dec 30, 2020 Jan 27, 2021 78

Spire Competitive Edge

Technology Reliability. Speed. SaaS Business Model. Software-driven Services.

- Off the shelf or custom designed payloads
- LEMUR 3U/6U/12U satellite bus providing all the supporting functions required by the payload/s and antennas to meet mission requirements
- Testbed (virtual connection) or development kit can be put at customer's disposal for early integration testing (if required)
- Full integration and components testing in house
- Extensive launch pipeline with a host of providers
- Satellite operations through Spire's Mission Operations Center with 24/7/365 operations team + customer operations support
- Customer cloud data storage
- Dedicated customer payload API

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79

Value Adding Options Precise Pointing Inter-Satellite Links Star tracker can be added to support Dramatically reduce latency through sensors requiring highly-accurate transmission of data across satellites using altitude determination RF or laser ISL to optimize ground station connectivity AI / ML Computing High-Throughput Connectivity Acceleration of on-board data X-Band download to retrieve GB of payload data processing ahead of downlink and at a fraction of the time; a must-have for a support to novel application variety of EO applications development 80Value Adding Options Precise Pointing Inter-Satellite Links Star tracker can be added to support Dramatically reduce latency through sensors requiring highly-accurate transmission of data across satellites using altitude determination RF or laser ISL to optimize ground station connectivity AI / ML Computing High-Throughput Connectivity Acceleration of on-board data X-Band download to retrieve GB of payload data processing ahead of downlink and at a fraction of the time; a must-have for a support to novel application variety of EO applications development 80

2929

Financial Overview Thomas Krywe CFOFinancial Overview Thomas Krywe CFO

Spire Key Financial Highlights

- Recurring Revenue Model with Exceptional SaaS KPIs
- Land and Expand Strategy Drives Revenue Visibility and NRR (~145% in 2020A)
- Strong Growth in ARR Drives Top Line Momentum
- Highly Scalable Model with 90%+ Gross Margins and 80%+ FCF Conversion[(1)] by 2025E
- Clear Path to Profitability

Note: This slide contains non-GAAP financial measures and key metrics relating to Spire's past and expected future performance. You can find the reconciliation of these measures to the most directly comparable GAAP financial measure in the Appendix at the end of this presentation. The non-GAAP financial measures disclosed in this presentation should not be considered a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

(1) FCF is a non-GAAP measure defined as Adj. EBITDA - Capex. FCF conversion defined as (Adj. EBITDA - Capex) / Adj. EBITDA.

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83

Recurring Revenue Model with Exceptional SaaS KPIs

2020A Metrics	~145%+ NRR	97% GRR	6.6 Month CAC Payback	15.4x CLTV / CAC	89% ARR to ACV Bookings	$235K ARR / Solution Customer	21 Month Avg. Contract Length[(1)]



Annual Recurring Revenue
($ in millions)
8
18
36
70
145
305
615
1,189
2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E



Non-GAAP Gross Profit and Gross Margin %
($ in millions)
(9)
4
18
35
84
186
422
830
20%
64%
66%
74%
82%
88%
91%
2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E



Free Cash Flow and FCF Conversion %(2)
($ in millions)
(35)
(24)
(28)
(34)
(14)
41
166
$357
62%
84%
84%
2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E

Note: This slide contains non-GAAP financial measures and key metrics relating to Spire's past and expected future performance. For historical periods, you can find the reconciliation of these measures to the most directly comparable GAAP financial measure in the Appendix at the end of this presentation. The non-GAAP financial measures disclosed in this presentation should not be considered a substitute for, or superior to, the financial measures prepared in accordance with GAAP
(1) Average contract length is calculated by taking new customer total contract value bookings divided into contract length (dollar weighted)
(2) FCF is a non-GAAP measure defined as Adj. EBITDA - Capex. FCF conversion defined as (Adj. EBITDA - Capex) / Adj. EBITDA

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Spire's ARR Growth Compares Favorably with Best-In-Class SaaS Companies

Annual Recurring Revenue Evolution

($ in millions)



2
8
18
36
70
2017A
2018A
2019A
2020A
2021E

Years from $1 million to $100 million ARR[1]

($ in millions)



slack
twilio
now
shopify
coupa
cornerstone
BLACKLINE
spire
$100
$80
$60
$40
$20
$0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Years

Source: BVP Nasdaq Emerging Cloud Index; https://www.bvp.com/bvp-nasdaq-emerging-cloud-index as of February 2021

Note: All Spire financials actual through 2020 and management estimates for 2021 are as of each fiscal year end. Year 5 Spire ARR data based on management estimates

(1) Uses quarterly revenue times four as a proxy for ARR and assumes it takes 24 months from founding to $1 million ARR where data is unavailable

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85

Spire's Business Model is Capital Efficient with Significant Operating Leverage (1) (2) Spire Core Business Capital Efficiency Spire’s Incremental Non-GAAP Gross Margin ($ in millions) 94% 94% 90% 180% 82% 159% 892 160% 67% 140% 120% 100% 451 80% 66% 60% 223 34% 40% 102 54 20% 3% 3% 13 7 24 5% 10% 12% 0% 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2021E 2022E 2023E 2024E 2025E (1) ARR Capex % of ARR Limited Additional Capex Requirements Attractive Operating Leverage Profile Global space infrastructure in place Driven by Spire’s collect once, sell many times model Note: This slide contains non-GAAP financial measures and key metrics relating to Spire’s past and expected future performance. For historicals, you can find the reconciliation of these measures to the most directly comparable GAAP financial measure in the Appendix at the end of this presentation. The non- GAAP financial measures disclosed in this presentation should not be considered a substitute for, or superior to, the financial measures prepared in accordance with GAAP (1) Excludes Space Services (2) YoY change in gross profit / YoY change in revenue for incremental gross profit 86Spire's Business Model is Capital Efficient with Significant Operating Leverage (1) (2) Spire Core Business Capital Efficiency Spire’s Incremental Non-GAAP Gross Margin ($ in millions) 94% 94% 90% 180% 82% 159% 892 160% 67% 140% 120% 100% 451 80% 66% 60% 223 34% 40% 102 54 20% 3% 3% 13 7 24 5% 10% 12% 0% 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2021E 2022E 2023E 2024E 2025E (1) ARR Capex % of ARR Limited Additional Capex Requirements Attractive Operating Leverage Profile Global space infrastructure in place Driven by Spire’s collect once, sell many times model Note: This slide contains non-GAAP financial measures and key metrics relating to Spire’s past and expected future performance. For historicals, you can find the reconciliation of these measures to the most directly comparable GAAP financial measure in the Appendix at the end of this presentation. The non- GAAP financial measures disclosed in this presentation should not be considered a substitute for, or superior to, the financial measures prepared in accordance with GAAP (1) Excludes Space Services (2) YoY change in gross profit / YoY change in revenue for incremental gross profit 86

Spire Non-GAAP Financial Summary

($ in millions)

FY 12/31	2018A	2019A	2020A	2021E	2022E	2023E	2024E	2025E
ASP for ARR (in thousands)	**$262**	**$208**	**$235**	**$258**	**$310**	**$332**	**$370**	**$396**
Total GAPP Revenue	**$6**	**$18**	**$28**	**$54**	**$114**	**$227**	**$478**	**$913**
% growth		*203%*	*54%*	*89%*	*112%*	*99%*	*111%*	*91%*
Gross Profit	**($9)**	**$4**	**$18**	**$54**	**$84**	**$186**	**$422**	**$830**
% margin	*NM*	*20%*	*64%*	*66%*	*74%*	*82%*	*88%*	*91%*
(-) Research & Development	($12)	($14)	($20)	($29)	($40)	($55)	($96)	($146)
(-) Sales & Marketing	(4)	(5)	(10)	(19)	(32)	(58)	(105)	(201)
(-) General and Administrative	(9)	(10)	(12)	(18)	(18)	(23)	(45)	(91)
(-) Loss on Satellite Deorbit & Launch Failure	(0)	(2)	(1)	-	-	-	-	-
Operating Profit	**($35)**	**($28)**	**($24)**	**($31)**	**($5)**	**$51**	**$175**	**$392**
% margin						*22%*	*37%*	*43%*
EBITDA	**($25)**	**($19)**	**($20)**	**($25)**	**$5**	**$67**	**$200**	**$426**
Adj. EBITDA	**($23)**	**($15)**	**($18)**	**($19)**	**$6**	**$66**	**$198**	**$425**
% margin					*5%*	*29%*	*41%*	*47%*
(-) Capex	(12)	(9)	10	(16)	(20)	(25)	(31)	(68)
Free Cash Flow (FCF)	**($35)**	**($24)**	**($7)**	**($35)**	**($14)**	**$41**	**$166**	**$357**
% FCF conversion						*62%*	*84%*	*84%*

Source: 2021 - 2025 Spire financials based on management projections
Note: This slide contains non-GAAP financial measures and key metrics relating to Spire's past and expected future performance. For historical periods, you can find the reconciliation of these measures to the most directly comparable GAAP financial measure in the Appendix at the end of this presentation.
The non-GAAP financial measures disclosed in this presentation should not be considered a substitute for, or superior to, the financial measures prepared in accordance with GAAP
FCF conversion defined as (Adj. EBITDA - Capex) / Adj. EBITDA

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Spire Model Build

	FY2020A	FY2021E		FY2022E		FY2023E		FY2024E		FY2025E	
	Actual	Low	High	Low	High	Low	High	Low	High	Low	High
Total # of ARR Solution Customers (Ending)	154	258	286	483	534	872	964	1,606	1,775	2,989	3,304
ARR Per Solution Customer (K's)	$235	$245	$270	$270	$298	$315	$349	$346	$382	$359	$397
Net Retention Rate	145%	127%	140%	126%	139%	122%	135%	120%	133%	118%	130%
% of Business Non-ARR	11%	5%	15%	5%	15%	5%	15%	5%	15%	5%	15%
Cost of Goods Sold % of Revenue	36%	33%	36%	25%	27%	17%	19%	11%	12%	9%	10%
Research & Development % of Revenue	69%	52%	56%	33%	37%	23%	25%	19%	21%	15%	17%
Sales & Marketing % of Revenue	35%	34%	37%	27%	29%	24%	27%	21%	24%	21%	23%
General & Administration % of Revenue	41%	32%	35%	15%	17%	10%	11%	9%	10%	10%	11%
Total Headcount (End of Period)	251	365	384	471	496	618	650	854	899	1,241	1,306

Note: This slide contains "Low" and "High" ranges for some of the key drivers used to build the projections in this presentation for the period FY2021 through FY2025.

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New Sensors and Capabilities Outlook Peter Platzer CEONew Sensors and Capabilities Outlook Peter Platzer CEO

Expanding the RF that We Collect Today … 90Expanding the RF that We Collect Today … 90

Expanding the RF that We Collect for Customers … 91Expanding the RF that We Collect for Customers … 91

Expanding the RF that We Might Collect Tomorrow … 92Expanding the RF that We Might Collect Tomorrow … 92

All Feeding into an Integrated Analytics Platform… 93All Feeding into an Integrated Analytics Platform… 93

…to Create a “Digital Twin Earth” with Increasing Use Cases and Customer Segments Ent Enter er Lat Lat // Lon Long g ::____ ________ _____ _ // __ ______ ______ __ 94…to Create a “Digital Twin Earth” with Increasing Use Cases and Customer Segments Ent Enter er Lat Lat // Lon Long g ::____ ________ _____ _ // __ ______ ______ __ 94

As others go to the Moon, Mars, Venus, and beyond, we have our eyes firmly fixed on Earth, to make this a safer and sustainable place our children can enjoy. Know more, change your futureAs others go to the Moon, Mars, Venus, and beyond, we have our eyes firmly fixed on Earth, to make this a safer and sustainable place our children can enjoy. Know more, change your future

AppendixAppendix

Glossary / Definitions

ACV	Annual Contract Value: Amount of estimated revenue to be delivered in the first 12 months of customer contract
Average Contract Length	New customer total contract value bookings / contract length (dollar weighted)
ADS-B	Automatic Dependent Surveillance-Broadcast
AI	Artificial Intelligence
AIS	Automation Identification System
API	Application Programming Interface
ARR	Annual Recurring Revenue: Customer requires the solutions/services to support their on-going business; excludes all one-time business
ASP	Average Sales Price
CAC	Customer Acquisition Cost: Associated sales and marketing costs spent on acquiring new ARR Solution customers / the number of new ARR Solution customers acquired
CAC Payback	Time (in months) to payback ARR Solution customer acquisition costs; CAC / (Avg. ACV per account * non-GAAP gross margin)
CLTV	Customer Lifetime Value: (ARR * non-GAAP gross margins) * estimated ARR Solution customer life (1 - GRR of 90%)
EO	Electro Optical
FCF	Free Cash Flow = Adj. EBITDA - Capex
FCF Conversion	FCF / Adj. EBITDA
GHG	Greenhouse Gases
GRR	Gross Retention Rate: ARR that was renewed (net of churn) divided into ARR up for renewal
ICAO	International Civil Aviation Organization
ISL	Intersatellite Links
IMO	International Maritime Organization
ML	Machine Learning
NRR	Net Retention Rate: ARR that was renewed (net of churn) plus upsell divided into ARR up for renewal
RF	Radio Frequency
RO	Radio Occultation
SAR	Synthetic Aperture Radar
TCE	Time Charter Equivalent
TT&C	Telemetry, Tracking & Command
VPN	Virtual Private Network

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Reconciliation of Non-GAAP Financials

($ in millions)

Gross Profit Reconciliation

FY 12/31	2018A	2019A	2020A
Revenue	$6	$18	$28
(-) COGS	(15)	(15)	(10)
Gross Profit (GAAP)	($9)	$4	$18
(+) Stock Compensation	0	0	0
Gross Profit (Non-GAAP)	($9)	$4	$18

Operating Profit Reconciliation

FY 12/31	2018A	2019A	2020A
Gross Profit (GAAP)	($9)	$4	$18
(-) Research and Development	(13)	(17)	(21)
(-) Sales and Marketing	(4)	(5)	(10)
(-) General and Administrative	(10)	(10)	(13)
(-) Loss on Satellite Deorbit and Launch Failure	(0)	(2)	(1)
Operating Profit (GAAP	($36)	($29)	($26)
(+) Stock Compensation	2	2	2
Operating Profit (Non-GAAP)	($35)	($28)	($24)

Adjusted EBITDA Reconciliation

FY 12/31	2018A	2019A	2020A
Net Income (Loss) from Continuing Operations	($37)	($32)	($33)
(+) Depreciation & Amortization	11	10	6
(+) Net Interest	1	3	7
(+) Taxes	0	0	0
ADJUSTED EBITDA	($25)	($19)	($20)
(+) Loss on Satellite Deorbit and Launch Failure	0	2	1
(-) Other Income (Net)	0	1	1
(+) Other Non-Recurring Expense	--	--	--
(+) Stock Compensation	2	2	2
ADJUSTED EBITDA	($23)	($15)	($18)
(-) CapEx	(12)	(9)	(10)
Free Cash Flow (FCF)	($35)	($24)	($28)

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